UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

R. R. Donnelley & Sons Company

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

257867200

(CUSIP Number)

James Ruggerio

c/o Chatham Asset Management, LLC

26 Main Street, Suite 204

Chatham, New Jersey 07928

Telephone Number (973) 701-2431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒ .

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 257867200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Chatham Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.00%*
14.	Type of Reporting Person (See Instructions): IA

*	See Item 5 for additional information.

CUSIP No. 257867200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Chatham Asset High Yield Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.00%*
14.	Type of Reporting Person (See Instructions): CO

*	See Item 5 for additional information.

CUSIP No. 257867200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Anthony Melchiorre
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.00%*
14.	Type of Reporting Person (See Instructions): IN

*	See Item 5 for additional information.

Explanatory Note

This Amendment No. 9 (“Amendment No. 9”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of R. R. Donnelley & Sons Company (the “Company”). This Amendment No. 9 is being filed jointly by (i) Chatham Asset Management, LLC (“CAM”), a Delaware limited liability company and the investment manager to (a) Chatham Asset High Yield Master Fund, Ltd. (“Chatham Master Fund”), a Cayman Islands exempted company, and (b) other affiliated funds (collectively with Chatham Master Fund, the “Chatham Funds”); (ii) Chatham Master Fund; and (iii) Anthony Melchiorre, a United States Citizen. CAM, Chatham Master Fund, and Mr. Melchiorre are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.” This Amendment No. 9 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2021, as amended (the “Prior Schedule 13D”). The Prior Schedule 13D, as amended and supplemented by this Amendment No. 9 is referred to herein as the “Schedule 13D.” Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

The Reporting Persons’ beneficial ownership has dropped below the 5% Schedule 13D reporting threshold. Therefore, this Amendment No. 9 constitutes the final amendment to the Reporting Persons’ Schedule 13D and an exit filing for the Reporting Persons and terminates the Reporting Persons’ obligation to further amend the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

In accordance with the terms of the Merger Agreement, on February 25, 2022, at the effective time of the Merger (the “Effective Time”), Acquisition Sub merged with and into the Company, with the Company continuing as the surviving corporation in the Merger as a direct, wholly owned subsidiary of Parent. Immediately subsequent to the Effective Time, Parent caused Chatham Delta Intermediate, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Intermediate Holdings”), to own directly all of the equity interests of the Company, with the Company continuing as a direct, wholly owned subsidiary of Intermediate Holdings, and an indirect, wholly owned subsidiary of Parent. At the Effective Time, each share of Common Stock previously beneficially owned by the Reporting Persons and certain of their affiliates were contributed to Parent in accordance with the Capital Commitment Letter.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) As a result of the transactions described in Item 4, as of February 25, 2022, the Reporting Persons no longer beneficially own any Common Stock. As such, the Reporting Persons no longer have any voting or dispositive power over any Common Stock.

(c) Except for the transactions described in Item 4, there were no transactions in the Common Stock effected by the Reporting Persons during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, on February 25, 2022, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

At the Effective Time, the Company assumed the obligation of Acquisition Sub to effect through a private exchange transaction with Parent and affiliates of the Reporting Persons, to occur promptly following the closing of the Merger, a note subordination of approximately $817.7 million in aggregate principal amount of the debt securities of the Company owned by funds managed by CAM. The Chatham Funds currently remain party to certain credit default swap arrangements, as seller counterparties, pursuant to which the buyer counterparty is obligated to make a periodic stream of payments over the term of the contract in return for a contingent payment from the seller counterparty upon the occurrence of a credit event with respect to referenced debt securities of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2022

CHATHAM ASSET MANAGEMENT, LLC*

By:	/s/ Anthony Melchiorre
Name: Anthony Melchiorre
Title: Managing Member

CHATHAM ASSET HIGH YIELD MASTER FUND, LTD.

By: Chatham Asset Management, LLC, its Investment Manager

By:	/s/ Anthony Melchiorre
Name: Anthony Melchiorre
Title: Managing Member

/s/ Anthony Melchiorre*
Anthony Melchiorre

*

This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (see 18 U.S.C. 1001).